Exhibit 1.01
EOS ENERGY ENTERPRISES, INC.
CONFLICT MINERALS REPORT
FOR THE YEAR ENDED DECEMBER 31, 2021

Introduction
Eos Energy Enterprises, Inc. (“we”, “us”, “our”, the “Company” or “Eos”) is submitting this Conflict Minerals Report (the “Report”) for the calendar year ended December 31, 2021, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). All terms used but not defined in this Report shall have the meanings ascribed to them in Form SD, as adopted by the Securities and Exchange Commission (the “SEC”) pursuant to the Rule. A copy of this Report is also available on our website at https://investors.eose.com.
The Rule was adopted by the SEC to implement reporting and disclosure requirements related to Conflict Minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes reporting and disclosure obligations on SEC registrants in the event that Conflict Minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured during the year for which the report is filed. The Rule requires a registrant to post its Form SD and Conflict Minerals Report (“CMR”), as applicable, on its website.
The term “Conflict Minerals” is defined to mean: (A) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, the “3TGs”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or any adjoining country. The adjoining countries include: the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania, and Angola. These countries along with the DRC are collectively referred to as the “Covered Countries.”
The Company determined that 3TGs were necessary to the functionality or production of products that it manufactured or contracted to manufacture during the 2021 calendar year. Therefore, the Company conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the 3TGs in its products originated in the Covered Countries. This Report describes the measures the Company took to exercise due diligence on the source and chain of custody of the Conflict Minerals, the Company products that may contain 3TGs and are, therefore, within the scope of the Company’s Conflict Minerals Program, the facilities that may have processed the 3TGs that were necessary to the functionality or production of those products, and the efforts the Company took to determine the mine or location of origin of those 3TGs.
Company and Product Overview
Eos, headquartered in Edison, New Jersey, designs, develops, manufactures, and sells innovative energy storage solutions for utility-scale microgrid, and commercial & industrial (“C&I”) applications. Eos has developed a broad range of intellectual property with multiple patents ranging from the unique battery chemistry, mechanical product design, energy block configuration and software operating system (battery management system). The Battery Management System (“BMS”) software uses proprietary Eos-developed algorithms and includes ambient and battery temperature sensors, as well as voltage and current sensors for the strings and the system. Eos focuses on developing and selling safe, reliable, long-lasting low-cost turn-key alternating current (“AC”) integrated systems using Eos’s direct current (“DC”) Battery System. The Company has a manufacturing facility in Turtle Creek, Pennsylvania to produce DC energy blocks with an integrated BMS. The Company’s primary markets focus on integrating battery storage solutions with (1) renewable energy systems that are connected to the utility power grid (2) renewable energy systems that are not connected to the utility power grid (3) renewable energy systems utilized to relieve congestion and (4) storage systems to assist C&I customers in reducing their peak energy usage or participating in the utilities ancillary and demand response markets. The Company’s major market is North America with opportunistic growth opportunities in Europe, Africa, and Asia.

Supply Chain Overview
The Company’s supply chain is complex where there are multiple tiers between the Company and the mines. Accordingly, the Company relies on our direct and indirect suppliers to provide information on the origin of 3TGs contained in the components used in the Battery System or components used in other finished products used in the installation of the Battery System (e.g., transformers, converters and/or inverters).
Reasonable Country of Origin Inquiry
Eos conducted a Reasonable Country of Origin inquiry by reviewing responses provided by suppliers in the Conflict Minerals Reporting Template (“CMRT”). Responses from the Company’s suppliers varied, with some responses affirmatively stating that no Conflict Minerals were provided to Eos, while other suppliers indicated that they did not know if Conflict Minerals were included in the materials that they supply to Eos. Some suppliers provided generalized CMRT responses that applied across their entire product line, while other suppliers provided a more specific response that related to the specific product supplied, by that supplier, to Eos. Based on information obtained from supplier responses to the CMRT and subsequent follow-up communications with the Company’s suppliers, Eos does not have sufficient information to determine the country of origin of all the 3TG minerals in the Company’s supply chain.
Due Diligence
Eos, in partnership with Assent Compliance (“Assent:), a third-party service provider, performed the due diligence processes based on the internationally recognized due diligence framework developed by the Organization for Economic Co-operation and Development (“OECD”) titled, “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High-Risk Areas” and the related supplements for gold, tin, tantalum, and tungsten (collectively, the “OECD Guidance”).
The goal of the Company’s review with respect to its products and supply chain was to determine:
a. if tin (cassiterite), tungsten (wolframite), tantalum (columbite-tantalite) or gold are necessary to the functionality or production of the batteries that Eos manufactures; and, if so,
b. if the 3TG minerals are financing conflict in the Democratic Republic of the Congo or an adjoining country (“Conflict Minerals”).
Together, this two-pronged review is hereinafter referred to as the Company’s “Reasonable Country of Origin Inquiry.”
Eos contacted more than 100 suppliers, each of whom received the OECD-based “Conflict Minerals Reporting Template” (the “CMRT”). Under the procedures used for the review, Assent sent the CMRT to the Company’s suppliers with a deadline for response. Subsequently, Assent and Eos management reviewed the CMRT information received from the Company’s suppliers and assessed and reported supplier conflict mineral status.
Eos Conflict Minerals Policy
Eos has adopted a Conflict Minerals Policy and posted it on the Eos Investor Relations website to communicate to the public and the Company’s supply chain its intent to support the social goals underlying the Conflict Minerals Rule (the “Policy”). The Policy can be found at: https://investors.eose.com/eoss-approach-esg.
Continued Steps to Mitigate Risk
The Company will continue its ongoing compliance efforts with regard to maintaining a substantive response rate to the CMRT through continued dialogue with suppliers; evaluating information provided by suppliers; applying its Conflict Minerals contract terms and conditions; and performing Conflict Minerals due diligence when onboarding new suppliers.

Eos continues to review best practices and expert guidance for opportunities to strengthen compliance controls as it further develops its Conflict Minerals compliance program. The Company plans to continue addressing Conflict Minerals issues in its supply chain as necessary by continuing to engage its suppliers in dialogue, discouraging suppliers from sourcing Conflict Minerals, requiring greater supply chain transparency, and/or potentially re-sourcing in certain circumstances.